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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53635

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Securities Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6465 North Quail Hollow, Suite 400
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christie Michelle Vincent (Name) 901-328-4814 (Area Code – Telephone Number) mvincent@thesecuritiesgroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Watkins Uiberall PLLC
(Name – if individual, state last, first, and middle name)

1661 Aaron Brenner Drive, Suite 300 (Address) Memphis (City) TN (State) 38120 (Zip Code)

11/02/2005 (Date of Registration with PCAOB)(if applicable) 1738 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Christie Michelle Vincent_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Securities Group, LLC_____, as of __December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _Michelle Vincent_____

Title: _President, Chief Compliance Officer_



Notary Public

State of Tennessee Notary Public County of Shelby

My Comm. Expires July 31, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

TABLE OF CONTENTS



Watkins Uiberall, PLLC

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Members
of The Securities Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Securities Group, LLC's management. Our responsibility is to express an opinion on The Securities Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information on Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of The Securities Group, LLC's financial statements. The supplemental information is the responsibility of The Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

We have served as The Securities Group, LLC's auditor since 2006.
Memphis, Tennessee
February 28, 2022


1


THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	110,628
Accounts receivable, less allowance for doubtful accounts		25,000
Other assets		19,095
Total Current Assets		154,723
Property and Equipment:		
Office furnishings and equipment		28,723
Less: accumulated depreciation		(23,785)
Total Property and Equipment		4,938
Total Assets	$	**159,661**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable	$	12,740
Due to related party		2,026
Total Current Liabilities		14,766
Members' equity:		144,895
Total Liabilities & Members' Equity	$	**159,661**

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Commissions	$	145,000
Interest income		22
Total Revenues		145,022
Expenses:		
Administrative fees		11,659
Automobile		1,625
Computer & networking		12,137
Commissions		76,000
Depreciation		1,805
Guaranteed payments to members		5,000
Insurance		842
Taxes and licenses		6,657
Legal and professional		18,582
Rent		6,000
Telephone		1,955
Miscellaneous		1,858
Total Expenses		144,120
Net income		**902**
Members' equity, beginning of year		143,993
Members' equity, end of year	$	**144,895**

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows Provided By Operating Activities:		
Net Income	$	902
Adjustment to Reconcile Net Loss to Net Cash		
Provided By (Used For) Operating Activities:		
Depreciation		1,805
Change in Operating Assets and Liabilities:		
Increase (Decrease) in Cash and cash equivalents:		
Accounts receivable		5,000
Other assets		(14,127)
Accounts payable		(3,687)
Total adjustments		(11,009)
Net cash used for operating activities		(10,107)
Cash Flows Used For Investing Activities:		-
Net decrease in cash and cash equivalents		(10,107)
Cash and cash equivalents at beginning of year		120,735
Cash and cash equivalents at end of year	$	**110,628**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001 and is a registered securities broker and dealer operating in the United States of America. The company was organized to sell healthcare securities and shall have a perpetual existence unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from selling healthcare securities on behalf of its customers through private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company believes that the performance obligation to recognize commission revenue is satisfied on the placement offering date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Any additional commission revenue from offering extensions is recognized based on terms of

each placement offering contract and the revenue can be reasonably estimated to be collected.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000.

Two customers accounted for 100% of the Company's commission revenues for the year ended December 31, 2021.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight line method over the estimated useful lives of 3 to 5 years.

Income Taxes

No provision has been made for income taxes since the results of operations are included in the tax returns of the members.

Date of Management's Review

The Company evaluated its December 31, 2021 financial statements for subsequent events through February 28, 2022, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

The company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2021 was $6,000. The company also makes monthly payments to this related company for accounting and administrative services which totaled $9,159 for the year and had a related party payable of $2,027 for the services at year end.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

exceed 15 to 1. At December 31, 2021, the Company had net capital of $95,327, which was $90,327 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 15.49%.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities on a best efforts basis and direct participation programs on a best efforts basis.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE 5 – RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The company did not make any contributions to the plan for the year ended December 31, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company was not a party to and had no commitments, contingencies or guarantees outstanding.

NOTE 7 – CHANGE IN OWNERSHIP

On July 28, 2021, the members, who own 100% of the issued and outstanding membership interests in the Company, entered into an agreement to sell all their interests in the Company to Mammoth Investors, LLC. This sale will not be completed until this change in ownership is approved by the Financial Industry Regulatory Authority, Inc. (FINRA), an agent of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2021

Total Members' Equity		$	144,895
Deductions: Non-allowable assets			
Accounts Receivable		25,000	
Other assets		19,095	
Property and Equipment, net		4,938	
Haircut amount on CD		535	(49,568)
Net Capital			95,327
Less: minimum dollars net capital requirement			(5,000)
Excess Net Capital		$	90,327
Total Aggregate Indebtedness		$	14,766
Percentage of Aggregate Indebtedness to Net Capital			15.49%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021):

Excess net capital, as reported in Company's Part II unaudited Focus Report	$	90,327
Net audit adjustments		-
Net Capital per above	$	90,327

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as amended as of December 31, 2021.

THE SECURITIES GROUP, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

AS OF DECEMBER 31, 2021

EXEMPTION PROVISIONS:

The Securities Group, LLC has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because The Securities Group, LLC limits its business activities exclusively to private placement of securities on a best efforts basis and direct participation programs on a best efforts basis and The Securities Group, LLC (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

THE SECURITIES GROUP, LLC

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

AS OF DECEMBER 31, 2021

EXEMPTION PROVISIONS:

The Securities Group, LLC has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because The Securities Group, LLC limits its business activities exclusively to private placement of securities on a best efforts basis and direct participation programs on a best efforts basis and The Securities Group, LLC (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

Watkins Uiberall, PLLC

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Securities Group, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) The Securities Group, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which The Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the Non-Covered Firm Provision, stating that the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Securities Group, LLC stated that The Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 28, 2022



THE SECURITIES GROUP, LLC

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2021

The Securities Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief The Securities Group, LLC. states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and lis filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities on a best efforts basis and direct participation programs on a best efforts basis.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Christie Michelle Vincent, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Christie Michelle Vincent

Christie Michelle Vincent
President

2-28 , 2022

6465 North Quail Hollow Road ▣ Suite 400 ▣ Memphis, TN 38120
901.328.4814 ▣ Fax: 901.363.3894
www.thesecuritiesgroup.com